

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 16, 2015

Vaughan Dugan
Chief Executive Officer
PF Hospitality Group, Inc.
399 NW 2nd Avenue, Suite 216
Boca Raton, FL 33432

> **Re: PF Hospitality Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed December 2, 2015**
> **File No. 000-51935**

Dear Mr. Dugan:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2015 letter.

Business, page 4

1. Please update to describe all material agreements and business developments including, if material, your agreement with Aramark, which you announced in a press release dated November 6, 2015, and your memorandum of understanding with EXO, which you announced in a press release dated December 2, 2015. In addition, please file all material agreements required to be filed by Item 601(b)(10) of Regulation S-K as exhibits to the next amendment of your registration statement.

2. We note your response to our prior comment 4 and reissue. Please disclose the material terms of your joint venture agreement. In this regard, we note your press release dated October 28, 2015 that states that you have signed an agreement with Sub-Culture

Restaurant Group in connection with your plans to open a Shaker & Pie restaurant in Boca Raton.

Competition, page 6

3. We note your response to our prior comment 8 and reissue. Please clarify that other restaurants offer pizza made with natural and organic ingredients or tell us why you believe that your restaurants are unique in offering pizza made with such ingredients.

Former Business Operations and Corporate Information, page 7

4. We note your revised disclosure in response to our prior comment 9. Please clarify the total number of shares and warrants you issued in connection with your merger with Pizza Fusion Holdings, Inc. In this this regard, we note that you state that you acquired 100% of Pizza Fusion common shares and warrants in exchange for 17,117,269 shares of your common stock and warrants to purchase 13,797,242 shares of your common stock. However, you also state that 11,411,512 warrants were issued to acquire 100% of the common stock of Pizza Fusion and 2,385,730 shares were issued in exchange for previously issued and outstanding warrants of Pizza Fusion.

You may contact Theresa Messinese at (202) 551-3307 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Laura Anthony, Esq.
        Legal & Compliance, LLC